As filed with the SEC on October 13, 2000 SEC       Registration No. __________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 10SB

                     GENERAL FORM FOR  REGISTRATION  OF  SECURITIES  Pursuant to
          Section 12(b) or (g) of the Securities Exchange Act of
                                      1934

                             China Dalian Shipping Group
                (Exact name of registrant as specified in its charter)

            Florida                                        Applied For
        (State or other jurisdiction of             (I.R.S. Employer Identi-
         incorporation or organization)                 fication No.)


                        2503 W. Gardner Ct., Tampa, FL.      33611
                           (Address of principal           (Zip Code)
                             executive offices)

          Registrant's telephone number, including area code (813) 831-9348

          Securities to be  registered  pursuant  to  Section  12(b) of the Act:
                  Title of each class Name of each exchange on which to be so registered each class is to be registered

                                      None

          Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

                                 Preferred Stock
                                (Title of class)

       Information Required in Registration Statement

    Item 1. Business.

                                PROPOSED BUSINESS

History and Organization

     We were organized under the laws of the State of Florida in October 2000. Since inception, our primary activity has been directed to organizational efforts. We were formed as a vehicle to acquire a private company desiring to become an SEC reporting company in order thereafter to secure a listing on the over the counter bulletin board. This type of acquisition is sometimes referred to as a reverse merger.

    We have elected to file this Form 10 on a voluntary basis because we believe that a private company desiring to become an SEC reporting company in order thereafter to secure a listing on the over the counter bulletin board will be more receptive to an acquisition by an SEC reporting company. We will voluntarily file periodic reports in the event our obligation to file such reports is suspended under the Exchange Act.

Operations

     We were organized for the purposes of creating a corporate vehicle to seek, investigate and, if such investigation warrants, engage in business combinations presented to us by persons or firms who or which desire to become an SEC reporting company. We will not restrict our search to any specific business or industry, but will limit ourselves to acquisitions which are located in China presented to us by our management.

     We do not currently engage in any business activities that provide any cash flow. The costs of identifying, investigating, and analyzing business combinations will be paid with money in our treasury or loaned by management or shareholders. This is based on an oral agreement between management and us. This loan will not be repaid either by us or by the company we acquire either before or after the merger. In addition, we have no preliminary agreements or understandings with any other person or entity concerning loan agreements.

     We may seek a business combination in the form of firms which:

o    Have recently commenced operations
o Are developing companies in need of additional funds for expansion into new products or markets
o    Are seeking to develop a new product or service

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

o Are established businesses which may be experiencing financial or operating difficulties and are in need of additional capital

A business combination will involve the acquisition of, or merger with, a company which does not need substantial additional capital but which desires to establish a public trading market for our shares, while avoiding what they may deem to be adverse consequences of undertaking a public offering itself, such as:

o     Time delays
o     Significant expense
o     Loss of voting control
o     Compliance with various federal and state securities laws

      Based upon the probable desire on the part of the owners of acquisition candidates to assume voting control over us in order to avoid tax consequences or to have complete authority to manage the business, we will combine with just one acquisition candidate.

      Upon closing of a business combination, there will be a change in control which will result in the resignation of our present officer and director.

    There are no financial requirements for an acquisition candidate, except to have qualified audited financial statements and the funds to make payments to us. Accordingly, any acquisition candidate that is selected may be a financially unstable company or an entity in our early stage of development or growth, including entities without established records of sales or earnings. Accordingly, we may become subjected to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk.

     We anticipate that the selection of a business combination will be complex and extremely risky. Management believes that there are numerous firms seeking the benefit of a publicly traded corporation because of:

o     General economic conditions
o     Rapid technological advances being made in some industries
o     Shortages of available capital

Such perceived benefit of a publicly traded corporation may include:

o Facilitating or improving the terms on which additional equity financing may be sought
o     Providing liquidity for the principals of a business

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

o Creating a means for providing incentive stock options or similar benefit to key employees
o Providing liquidity, subject to restrictions of applicable statutes, for all shareholders

Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Evaluation of Business Combinations

     The analysis of business combinations will be undertaken by or under the supervision of our officer and director who is not a professional business analyst. Management intends to concentrate on identifying preliminary prospective business combinations which may be brought to our attention through present associations. There is only one characteristic necessary for a prospective business combination: The acquisition candidate must agree in the merger agreement and have the ability to pay a merger fee to us equal to the amount we currently owe our management for unpaid salary.

      Because we will be subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, we will be required to furnish certain information about significant acquisitions, including audited financial statements for the business acquired, covering one, two or three years depending upon the relative size of the acquisition. Consequently, acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition.

     Any business combination will present certain risks. Many of these risks cannot be adequately identified prior to selection. In the case of some of the potential combinations available to us, it is possible that the promoters of an acquisition candidate have been unable to develop a going concern or that such business is in our development stage in that it has not generated significant revenues from its principal business activity prior to our merger or acquisition. There is a risk, even after the closing of a business combination and the related expenditure of our funds, that the combined enterprises will still be unable to become a going concern or advance beyond the development stage. The combination may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by us and, therefore, our shareholders.

Business Combination

     In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also purchase stock or assets of an existing business. The manner of the business combination will depend on:

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

o The nature of the acquisition candidate o The respective needs and desires of us and other parties o The management of the acquisition candidate opportunity o The relative negotiating strength of us and such other management

    On the closing of a business combination, the acquisition candidate will have significantly more assets than us; therefore, management plans to offer a controlling interest in us to the acquisition candidate. Although the actual terms of a transaction to which we may be a party cannot be predicted, we may be expected that the parties to the business transaction will find we desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called tax-free reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1954. In order to obtain tax-free treatment under the code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, our shareholders would retain less than 20% of the issued and outstanding shares of the surviving entity, which would be likely to result in significant dilution in the equity of such shareholders. In addition, our director and officer will, as part of the terms of the acquisition transaction, resign as director and officer.

          We anticipate that we will agree to register securities issued in the acquisition transaction either at the time the transaction is closed, under certain conditions, or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our common stock may have a depressive effect on such market.

      If at any time we enter negotiations with a possible merger candidate and such a transaction becomes probable, then we will file all required information on Form 8-K. As of the date of this filing, although we have held discussions with an acquisition candidate, Dailan Marine Shipping Group, the candidate is not willing to enter into an oral or written commitment to be acquired until this Form 10 has been filed. It is anticipated that an agreement will be signed shortly after this Form 10 is filed.

    We have adopted certain acquisition policies, as follows. Management is unaware of any circumstances under which such policy through their own initiative may be changed. Although the following policies are based on an oral agreement between management and us by execution of this Form 10, management agrees to be bound by and under no circumstances change these policies.

o We may not borrow funds and use the proceeds therefrom to make payments to any officer, director, promoter or affiliate or associate of us.

o We will not enter into a business combination with any company which is in any way wholly or partially beneficially owned by any officer, director, promoter or affiliate or associate of us.

o We have adopted a policy that we will not pay a finder's fee to any member of management for locating a merger or acquisition candidate. No member of management intends to or may seek and negotiate for the payment of finder's fees.

o  No finder's fee or similar fee may be paid by us to our management.

o We will not sell any securities prior to the location of an acquisition or merger candidate.

o The only pecuniary benefit to be received by management is the retention of a to-be-agreed percent of stock after the acquisition closes.

     We will remain an insignificant player among the firms that engage in business combinations. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than us. In view of our combined limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors. Also, we will be competing with a large number of other similar small public companies located throughout the United States.

     We do not intend to advertise or promote ourselves. Instead, our management will actively search for potential acquisition candidates. In the event management decides to advertise in the form of an ad in a legal publication to attract an acquisition candidate, the cost of such advertising will be assumed by management.

Employees

We presently have no employees. Our officer and director is engaged in business activities outside of us, and the aggregate amount of time he will devote to our business and the business of all other blank check companies with which is associated will only be no more than five hours per week until a successful business opportunities have been acquired by all such companies.

Item 2. Financial Information.

SELECTED FINANCIAL DATA

The following information concerning our financial position and operations is as of and for the two days ended October 3, 2000.

Total assets                                    $  0
Total liabilities                                  0
Equity                                             0
Sales                                              0
Net loss                                          79
Net loss per share                              0.00

MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

    We are a development stage entity, and have neither engaged in any operations nor generated any revenues to date. We have no assets. Our expenses to date, all funded by a loan from management, are $79. We will also owe $75,000 in legal fees. The acquisition candidate must agree in the merger agreement and have the ability to pay a merger fee to us equal to the amount we currently owe our attorneys for unpaid fees.

    Substantially all of our expenses that must be funded by management or shareholders will be from our efforts to identify a suitable acquisition candidate and close the acquisition. Management and shareholders have orally agreed to fund our cash requirements until an acquisition is closed. So long as they do so, we will have sufficient funds to satisfy our cash requirements. This is primarily because we anticipate incurring no significant expenditures. Before the conclusion of an acquisition, we anticipate our expenses to be limited to accounting fees, legal fees, telephone, mailing, filing fees, occupational license fees, and transfer agent fees.

    We do not intend to seek additional financing. At this time we believe that the funds to be provided by management and shareholders will be sufficient for funding our operations until we find an acquisition and therefore do not expect to issue any additional securities before the closing of a business combination.

Item 3. Properties.

     We are presently using the office of Michael T. Williams, 2503 W. Gardner Ct., Tampa FL, at no cost as our office. Such arrangement is expected to continue only until a business combination is closed, although there is currently no such agreement between us and Mr. Williams. We at present own no equipment, and do not intend to own any.


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

    Item 4. Security Ownership of Certain Beneficial Owners and Management.

 The following table sets forth information about our current shareholder. The person named below has sole voting and investment power with respect to the shares. The numbers in the table reflect shares of common stock held as of the date of this Form 10:

                          Shares Owned                         Percentage
-------------------------------------------------------------------------------
 Michael T.            400,000                                   20%
 Williams
 2503 W. Gardner Ct.
 Tampa FL 33611

 Roy Toulan, Jr.       400,000                                   20%
 Stibel & Toulan LLP
 183 State Street
 Boston, MA 02109

 Mr. Yale Yu         1,200,000                                   60%

 All directors and   1,200,000                                   60%
 officers as a
 group -
 1 persons

-------------------------------------------------------------------------------

      Mr. Williams and Mr. Yu may be deemed our founders or promoters, as that term is defined under the Securities Act of 1933.

    Item 5. Directors and Executive Officers.

The following table and subsequent discussion sets forth information about our director and executive officer, who will resign upon the closing of the acquisition transaction. Our director and executive officer was elected to his position in June, 1999.

 Name                            Age                                     Title

 Mr. Yale Yu                     53            President, Treasurer and Director

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

Mr. Yale Yu is President and Chief Executive Officer of Info Tech Group Inc, a California corporation from March 1994 to date. Mr. Yale Yu is Vice President and Chief Information Officer of RichAve Software LLP, a California LLP from Feb 2000 to date. In Feb 1992, Mr. Yale Yu received an M.B.A. degree from California Coast University in California, United States. In 1982 Mr. Yale Yu received an B.S. of Electrical Engineering Degree from Jiao Tong University Shanghai, China.

Item 6. Executive Compensation.

  Mr. Yu will not receive a salary. He will retain a number of shares as agreed upon with the merger candidate after the merger. We anticipate that we will agree to a split of our stock before the merger closes in order to accomplish this objective.

    Except as described above, we will not pay any of the following types of compensation or other financial benefit to our management:

o     Consulting Fees
o     Finders' Fees
o     Any  other   methods  of  payments  by  which   management  or  current
      shareholders receive funds, stock, other assets or anything of value whether tangible or intangible

These provisions are the subject of an oral agreement between management and us. Management is not aware of any circumstances under which this policy, through their own initiative, may be changed.

Item 7. Certain Relationships and Related Transactions.

None of the related party transactions described below were the result of arm's length negotiations. Accordingly, there is a potential that management's fiduciary duties may be compromised as a result of any of these transactions. Any remedy available under state corporate law, if management's fiduciary duties are compromised, will most likely be prohibitively expensive and time consuming.

We have established the a policy that prohibits transactions with or payment of anything of value to any present officers, director, promoter or affiliate or associate or any company that is in any way or in any amount beneficially owned by any of our officers, director, promoter or affiliate or associate, except as follows:

o We will owe law firms associated with two of our shareholders, Michael T. Williams and Roy Toulan, Jr., $75,000 in total in legal fees. The acquisition candidate must agree in the merger agreement and have the ability to pay a merger fee to us equal to the amount we currently owe for legal fees.

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

o Messrs. Williams, Toulan, Jr. and Yu will retained an amount of stock after the merger as agreed the acquisition candidate.

Our director and officer is or may become, in his individual capacity, an officer, director, controlling shareholder and/or partner of other entities engaged in a variety of businesses. Michael T. Williams is engaged in business activities outside of us, and the aggregate amount of time he will devote to our business and the business of all other blank check companies with which is associated will be no more than five hours per week until a successful business opportunities have been acquired by all such companies. There exists potential conflicts of interest including allocation of time between us and such other business entities.

Conflicts with other blank check companies with which members of management are currently and may become affiliated in the future will arise in the pursuit of business combinations. Mr. Yu is a shareholder of Brilliant Sun Industry Co., which has agreed to acquire Yi Wan Group, Inc. Mr. Yu may form similar companies in the future. None of these entities has or will engage in any public offering of its securities prior to entering into a business combination agreement.

To aid the resolution of these conflicts, he and we have agreed that if there exists more than one acquisition company formed by Mr. Yu which has not agreed to an acquisition, all existing acquisition companies will be presented to the acquisition candidate and the candidate can decide by which company they desire to be acquires.

    Item 8. Legal Proceedings.

  We not a party to or aware of any pending or threatened lawsuits or other legal actions.

    Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

 Prior to the date hereof, there has been no trading market for our common stock. The outstanding common stock was sold in reliance upon an exemption from registration contained in Section 4(2) of the Securities Act. Management and our two other principal shareholders owns 100% of our stock. As a result, there is no likelihood of an active public trading market, as that term is commonly understood, developing for the shares. There can be no assurance that a trading market will develop upon the closing of a business combination. To date, neither we nor anyone acting on our behalf has taken any affirmative steps to retain or encourage any broker dealer to act as a market maker for our common stock. Further, there have been no discussions or understandings, preliminary or otherwise, between us or anyone acting on our behalf and any market maker regarding the participation of any such market maker in the future trading market, if any, for our common stock. Present management does not anticipate that any such negotiations, discussions or understandings shall take place prior to the execution of an acquisition agreement. Management expects that discussions in this area will ultimately be initiated us.

     There are no outstanding options or warrants to purchase, or securities convertible into, our common equity. The 2,000,000 shares of our common stock currently outstanding are restricted securities as that term is defined in the Securities Act. Any shares retained by Mr. Williams, Mr. Toulan, Jr. or Mr. Yu must either be registered for sale or may only be sold subject to Rule 144.

Item 10. Recent Sales of Unregistered Securities.

    None, except the 400,000 shares issued to Mr. Williams, 400,000 shares issued to Mr. Toulan, Jr. and 1,200,000 shares issued to Mr. Yu for upon formation of the company in reliance upon Section 4(2) of the Securities Act. The shares were issued to these individuals for services as founders of our business.

    Item 11. Description of Registrant's Securities to be Registered.


                          DESCRIPTION OF CAPITAL STOCK

    ----------------------------------------------------------------------------
      Authorized Capital Stock Under Our   Shares Of Capital Stock Outstanding
          Articles Of Incorporation
    ----------------------------------------------------------------------------
        50,000,000 shares of common stock         2,000,000 shares of common
    ----------------------------------------------------------------------------
        20,000,000 shares of preferred stock      No shares of preferred stock
    ----------------------------------------------------------------------------


     All significant provisions of our capital stock are summarized in this Form
10. However, the following description isn't complete and is governed by applicable Florida law and our articles of incorporation and bylaws. We have filed copies of these documents as exhibits to this Form 10.

Common Stock

You have voting rights for your shares.

    You and all other common stockholders may cast one vote for each share held of record on all matters submitted to a vote. You have no cumulative voting rights in the election of directors This means, for example, that if there are three directors up for election, you cannot cast 3 votes for one director and none for the other two directors.

You have dividend rights for your shares.

    You and all other common stockholders are entitled to receive dividends and other distributions when declared by our board of directors out of the assets and funds available, based upon your percentage ownership of us. Florida law prohibits the payment of any dividends where, after payment of the dividend, we would be unable to pay our debts as they come due in the usual course of business or our total assets would be less than the sum of our total liabilities plus any amounts the law requires to be set aside. We will not pay dividends. You should not expect to receive any dividends on shares in the near future, even after a merger. This investment is inappropriate for you if you need dividend income from an investment in shares.

You have rights if we go out of business forever.

     If we go out of business forever, you and all other common stockholders will be entitled to share in the distribution of assets remaining after payment of all money we owe to others and any priority payment required to be made to our preferred stockholders. Our directors, at their discretion, may borrow funds without your prior approval, which potentially further reduces the amount you would receive if we go out of business forever.

You have no right to acquire shares of stock based upon your percentage ownership of our shares when we sell more shares of our stock to other people.

    We do not provide our stockholders with preemptive rights to subscribe for or to purchase any additional shares offered by us in the future. The absence of these rights could, upon our sale of additional shares of common or preferred stock, result in a decrease in the percentage ownership that you hold or percentage of total votes you may cast.

Preferred Stock

Our board of directors can issue preferred stock at any time with any legally-permitted rights and preferences without your approval.

     Our board of directors, without your approval, is authorized to issue preferred stock. They can issue different classes of preferred stock, with some or all of the following rights or any other rights they think are appropriate and that are legal:

o     Voting
o     Dividend
o     Required or optional repurchase by us
o     Conversion into common stock,  with or without  additional  payment
o Payments preferred stockholders will receive before common stockholders if we go out of business forever

    The issuance of preferred stock could provide us with flexibility for possible acquisitions and other corporate purposes. But it also could render meaningless your right to vote your stock on a matter that you are entitled to vote on because preferred stockholders could own shares with a majority of the votes required on any issue. Someone interested in buying our company may not follow through with their plans because they could find it more difficult to acquire, or be discouraged from acquiring, a majority of our outstanding stock because we issue preferred stock.

We may issue class A preferred stock in a merger.

   This preferred stock could entitle persons owning common stock of the acquisition candidate to convert into more shares of our stock after the merger based upon the following formula:

            ----------------------------------------------------------------
             1 - the  fraction  [Average  of Bid and Ask  Price for the first 20 days the common stock trades upon any established securities market/a specific dollar value to be determined in the merger agreement]

                                   divided by

            {the fraction [Average of Bid and Ask Price for the first 20 days the common stock trades upon any established securities market/ the same dollar value]}

            The company being acquired will tell us what they want the specific dollar value to be.

            ----------------------------------------------------------------

    Here's how the formula would work. Assume the average bid/ask for the 20-day period was $2.00 and the specific dollar value was $3.00. When we plug these numbers into the formula, we get the following calculation:

            ----------------------------------------------------------------
            1 - the fraction [Average of Bid and Ask Price for the first
            20 days the common stock trades upon any established securities market [This number is 2]/a specific dollar value to be determined in the merger agreement[This number is 3]][This number is then calculated: 1-2/3=1/3.]

                                    divided by

            {the fraction[Average of Bid and Ask Price for the first 20 days the common stock trades upon any established securities market
            [This number is 2]/a specific dollare value to be determined in the merger[This number is 3]]} [This number is then calculated; 2/3]

            To finish our computation, we do the following:1/3 divided by 2/3=.5

            This means that, in this example, .5 additional share of our stock for each share of common stock issued to shareholders in the company acquired in the merger would be issued upon conversion of this preferred stock. The actual number of shares issued could vary.
            ----------------------------------------------------------------

Dissenters' Rights

Section 607.1303 of Florida Statutes provides the following procedure for exercise of dissenters' rights.-- Under the act, shareholders may perfect dissenters' rights with regard to corporate actions involving certain mergers, consolidations, sale, lease or merger of substantially all the assets of the corporation, under limited circumstances,, or elimination of cumulative voting. A shareholder wishing to assert dissenters' rights under the act must follow the specified procedures which include:

o delivering, before the vote is taken on the matter, written notice of the holder's intent to demand payment for his shares if the matter is approved

o  not voting his shares in favor of the matter proposed.

Within 10 days after the shareholders have authorized the matter, the corporation must give written notice of the authorization to each shareholder who delivered written notice of his intent to demand payment and who did not vote for the proposed action. Within 20 days after the corporation has provided this notice, the shareholder must file with the corporation a notice of his election to dissent and must simultaneously surrender certificates representing his shares. The notice of election must be in the form specified under the act.

We will provide you with complete disclosure documentation, including audited financial statements, concerning a target company and its business prior to any merger or acquisition.

Item 12. Indemnification of Directors and Officers.

    Our director is bound by the general standards for directors provisions in Florida law. These provisions allow him in making decisions to consider any factors as he deems relevant, including our long-term prospects and interests and the social, economic, legal or other effects of any proposed action on the employees, suppliers or our customers, the community in which the we operate and the economy. Florida law limits our director's liability.

    We have agreed to indemnify our director, meaning that we will pay for damages they incur for properly acting as director. The SEC believes that this indemnification may not be given for violations of the Securities Act of 1933 that governs the distribution of our securities.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant under the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against the public policy as expressed in the securities Act and is therefore, unenforceable.

   Item 13. Financial Statements and Supplementary Data.


FINANCIAL STATEMENTS

                        CHINA DALIAN SHIPPING GROUP, INC.
                        (A Development Stage Enterprise)

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------


Independent Auditors' Report                                           F-2

Financial Statements as of and for the period October 2, 2000
(date of incorporation) to October 3, 2000

  Balance Sheet                                                        F-3

  Statement of Operations                                              F-4

  Statement of Stockholders' Deficit                                   F-5

  Statement of Cash Flows                                              F-6

  Notes to Financial Statements                                        F-7



-------------------------------------------------------------------------------











                                       F-1

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of China Dalian Shipping Group, Inc.:

We have audited the accompanying balance sheet of China Dalian Shipping Group, Inc. Inc. (the "Company"), a development stage enterprise, as of October 3, 2000 and the related statements of operations, stockholder's deficit and cash flows for the period October 2, 2000 (date of incorporation) to October 3, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 3, 2000 and the results of its operations and its cash flows for the period October 2, 2000 (date of incorporation) to October 3, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes A and B to the financial statements, the Company is in the development stage and will require a significant amount of capital to commence its planned principal operations and proceed with its business plan. As of the date of these financial statements, an insignificant amount of capital has been raised, and as such there is no assurance that the Company will be successful in its efforts to raise the necessary capital to commence its planned principal operations and/or implement its business plan. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Kingery, Crouse & Hohl P.A.

October 10, 2000
Tampa, FL

                              China Dalian Shipping Group, Inc.
                              (A Development Stage Enterprise)

                          BALANCE SHEET AS OF OCTOBER 3, 2000

--------------------------------------------------------------------------------

ASSETS

   TOTAL ASSETS                                                     $         -
                                                                    ============


LIABILITIES AND STOCKHOLDERS' DEFICIT

STOCKHOLDERS' DEFICIT:

   Preferred stock - no par value: 20,000,000 shares
    authorized; zero shares issued and outstanding                            -
   Common stock - no par value: 50,000,000 shares
    authorized; 2,000,000 shares issued and outstanding                      79
   Deficit accumulated during the development stage                         (79)
                                                                    ------------

      Total stockholders' deficit                                             -
                                                                    ------------

   TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                      $         -
                                                                    ============










--------------------------------------------------------------------------------

See notes to financial statements

                               China Dalian Shipping Group, Inc.
                               (A Development Stage Enterprise)

                    STATEMENT OF OPERATIONS FOR THE PERIOD OCTOBER 2, 2000
                       (DATE OF INCORPORATION) TO OCTOBER 3, 2000

-----------------------------------------------------------------------------

EXPENSES - Organizational costs                                        $     79
                                                                     -----------

NET LOSS                                                               $     79
                                                                     ===========

BASIC AND DILUTED NET LOSS PER SHARE                                   $   0.00
                                                                     ===========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                            2,000,000
                                                                     ===========


--------------------------------------------------------------------------------

See notes to financial statements

                           China Dalian Shipping Group, Inc.
                           (A Development Stage Enterprise)

            STATEMENT OF STOCKHOLDERS' DEFICIT FOR THE PERIOD OCTOBER 2, 2000
                        (DATE OF INCORPORATION) TO OCTOBER 3, 2000

--------------------------------------------------------------------------------

                                                             Deficit
                                                           Accumulated
                                              Additional   During the
                            Common Stock        Paid-in    Development
                         Shares   Par Value    Capital        Stage        Total
                        --------  --------- ------------  ------------  ----------

Balances, October 2,
2000 (date of
incorporation)                 -   $      -   $        -   $        -    $       -


Issuance of common      2,000,000        79            -            -           79
stock

Net loss for the
October 2, 2000
(date of
to October 3, 2000             -          -            -          (79)         (79)
                        -----------  ---------  -----------  -----------   ----------
Balances, October 3,
2000                    2,000,000   $    79    $       -    $     (79)  $        -
                        =========== ==========  ===========  ===========  ===========



See notes to financial statements

                                                  F-5

                        China Dalian Shipping Group, Inc.
                        (A Development Stage Enterprise)

                STATEMENT OF CASH FLOWS FOR THE PERIOD OCTOBER 2, 2000
                   (DATE OF INCORPORATION) TO OCTOBER 3, 2000

--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                             $    79
                                                                    ------------
NET CASH USED IN OPERATING ACTIVITIES                                      (79)
                                                                    ------------

CASH FLOWS FROM FINANCING ACTIVITIES -
 Proceeds from issuance of common stock                                     79
                                                                    ------------

CASH PROVIDED BY FINANCING ACTIVITIES                                       79
                                                                    ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                    -

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                               -
                                                                    ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                $    -
                                                                    ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

TAXES PAID                                                              $    -
                                                                    ============

INTEREST PAID                                                           $    -
                                                                    ============

--------------------------------------------------------------------------------

See notes to financial statements

                                       F-6

                        China Dalian Shipping Group, Inc.
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE A - FORMATION AND OPERATIONS OF THE COMPANY

China Dalian Shipping Group, Inc. ("we, us, our") was incorporated under the laws of the state of Florida on October 2, 2000. We are considered to be in the development stage as defined in Financial Accounting Standards Board Statement No 7, and intend to seek, investigate and, if such investigation warrants, engage in business combinations presented to us by persons or firms who or which desire to become a Securities and Exchange Commission (the "SEC") reporting company. Our planned principal operations have not commenced, therefore accounting policies and procedures have not yet been established. Our fiscal year end is December 31.

NOTE B - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company will require a significant amount of capital to commence its planned principal operations and proceed with its business plan. Accordingly, the Company's ability to continue as a going concern is dependent upon its ability to secure an adequate amount of capital to finance its planned principal operations and/or implement its business plan. The Company's plans include borrowings from management and negotiating fees with an acquisition candidate, however there is no assurance that they will be successful in their efforts to raise capital. This factor, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

NOTE C - INCOME TAXES

During the period October 2, 2000 (date of incorporation) to October 3, 2000, we recognized losses for both financial and tax reporting purposes. Accordingly, no deferred taxes have been provided for in the accompanying statement of operations.

NOTE D - RELATED PARTY TRANSACTIONS

No amounts have been ascribed to services provided by the Company's officers in the accompanying statement of operations as management believes that the value of services provided by its officers was not significant during the period October 2, 2000 (date of incorporation) to October 3,2000

NOTE E - LOSS PER SHARE

We compute net loss per share in accordance with SFAS No. 128 "Earnings per Share" ("SFAS No. 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the number of common and common equivalent shares outstanding during the period. There were no common equivalent shares outstanding as of December 31, 1999.

-------------------------------------------------------------------------------

                                        F-8

INDEX TO EXHIBITS

-----------------------------------------------------------------------
    SEC REFERENCE     TITLE OF DOCUMENT               LOCATION
        NUMBER
-----------------------------------------------------------------------
         3.1          Articles of Incorporation       Page 26
-----------------------------------------------------------------------
         3.2          Bylaws                          Page 38
-----------------------------------------------------------------------
        23.1          Consent of Beard, Nertney,      Page 43
                      Kingery, Crouse & Hohl, P.A.
-----------------------------------------------------------------------

                       SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

China Dalian Shipping Group

Date: October 13, 2000_____

By:_____/s/ Yale Yu________
Yale Yu, President

Date Filed: October 13, 2000                               SEC File No._______










                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   EXHIBITS

                                      TO

                            REGISTRATION STATEMENT

                                  ON FORM 10

                                     UNDER

                          THE SECURITIES ACT OF 1934

                                    China Dalian Shipping Group

(Consecutively numbered pages  26  through  44   of this Registration Statement)
                              ----         ----